Exhibit 99.1

                              GameStop Corp [LOGO]


                                                               October 26, 2004

To Our Shareholders:

     As you may be aware, on October 25, 2004, the Board of Directors of GameStop Corp. (the "Company") adopted a stockholder rights plan (the "Plan").

     The Plan is designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all stockholders a control premium. Shareholder rights plans have been adopted by many other publicly traded corporations.

     We believe a stockholder rights plan is particularly important at this time in light of the announced distribution by Barnes & Noble, Inc. of its entire interest in our Class B Common Stock, which interest represents approximately 93.6% of our outstanding voting power.

     Under the Plan, one Preferred Stock Purchase Right is being distributed for each outstanding share of the Company's Class A Common Stock and Class B Common Stock (together, the "Common Stock") to holders of record as of the close of business on October 28, 2004. Each Right will entitle you, under certain conditions, to purchase one one-thousandth of a share of a newly issued Series A Junior Participating Preferred Stock (the "Preferred Stock"), at an exercise price of $100.00 per one one-thousandth of a share, subject to anti-dilution adjustments. Each one-thousandth of a share of the new Preferred Stock is designed to have a value equal to one share of the Company's Class B Common Stock.

     The Rights will become exercisable and will trade separately from the Common Stock only after a person or a group becomes the beneficial owner of 15% or more of the voting power of the outstanding Common Stock of the Company or commences, or announces an intention to commence, a tender or exchange offer which would result in ownership by the person or group of 15% or more of the voting power of the Company's outstanding Common Stock.

     If an acquiring person or group acquires 15% or more of the voting power of the Company's outstanding Common Stock, holders of Rights (other than the acquiring person or group) may purchase, at the Right's then exercise price, Preferred Stock of the Company having a value at that time of twice the $100.00 exercise price. Further, at any time after a person or group acquires 15% or more (but less than 50%) of the outstanding voting power of the Company's outstanding Common Stock, the Board may, at its option, exchange the Rights (other than Rights held by the acquiring person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-thousandth of a share of the new series of Preferred Stock) per Right.

     In addition, in the event that the Company is acquired in a merger, sale of assets or similar transaction after the rights become exercisable, holders of Rights may purchase, at the then exercise price, common stock of the acquiring entity having a value equal to twice the exercise price.

     Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the voting power of the Common Stock, the Rights are redeemable for $0.01 per Right at the option of the Board of Directors.


     If not earlier redeemed or exercised, the Rights will expire on October 28, 2014.

     The distribution of the Rights is not taxable to you or to the Company and does not in any way weaken the financial strength of the Company or interfere with its business plans. If the Rights should become exercisable, shareholders, depending upon the particular circumstances, may realize taxable income at that time. The Rights are not dilutive and will not affect reported earnings per share, nor will the Rights affect the manner in which you may buy or sell the Company's shares.

     The enclosed Summary of Rights, which outlines the principal features of the Plan, is being sent to you pursuant to the terms of the Rights Agreement. As indicated in the Summary of Rights, separate certificates for the Rights will only be issued upon the occurrence of certain specified events. Until such time, the Rights will be evidenced only by Common Stock certificates, and any transfer of the Common Stock represented by such certificate(s) will also constitute a transfer of the related Rights.

     A copy of the Rights Agreement will be filed with the Securities and Exchange Commission and a copy of the Rights Agreement is available free of charge from the Company.

     The Board believes that the Plan represents a sound and reasonable means of preserving the long-term value of the Company and protects the shareholders of the Company from abusive takeover techniques. We continue to be enthusiastic about the future prospects for your Company and are committed to serving the best interests of our shareholders in every way.

                                   Sincerely,

                                   /s/ Richard Fontaine

                                   R. Richard Fontaine
                                   Chairman and Chief Executive Officer

2250 WILLIAM D. TATE AVENUE o GRAPEVINE, TEXAS 76051 o 817-424-2000
o FAX: 817-424-2002

                                 GAMESTOP CORP.

                                SUMMARY OF RIGHTS
                           TO PURCHASE PREFERRED STOCK

     On October 25, 2004, the Board of Directors (the "Board of Directors") of GameStop Corp. (the "Company") declared a dividend of one right (a "Right") for each outstanding share of Class A Common Stock, par value $.001 per share, of the Company ("Class A Shares"), and each outstanding share of Class B Common Stock, par value $.001 per share, of the Company ("Class B Shares", and together with the Class A Shares, the "Common Shares"). The dividend is payable on October 28, 2004 (the "Record Date") to the stockholders of record on that date. The Board of Directors has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date (as defined below), the Final Expiration Date (as defined below) and the date the Rights are redeemed. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of a series of preferred stock, designated as Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Stock") at a price of $100.00 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) a public announcement that, without the prior consent of the Board of Directors, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Voting Power of the outstanding Common Shares (or an additional 5% or more of the Voting Power of the outstanding Common Shares in the case of any Acquiring Person who beneficially owns 15% or more of the Voting Power of the outstanding Common Shares as of October 28, 2004) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Voting Power of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 28, 2014 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of one one-thousandth shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights associated with each Common Share and the voting and economic rights of each one one-thousandth of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be null and void), will thereafter have the right to receive upon exercise of the Right and payment of then current Purchase Price that number of one one-thousandths of a share of Preferred Stock having a market value of two times that Purchase Price.

     In the event that, after the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times that Purchase Price.

     If the Company does not have sufficient shares of Preferred Stock to satisfy such obligation to issue Preferred Stock, or if the Board of Directors so elects, the Company shall deliver upon payment of the Purchase Price of a Right an amount of cash, Common Shares or other securities equivalent in value to the shares of Preferred Stock issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company's right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the Purchase Price then in effect, shares of Preferred Stock (to the extent available) and cash equal in value to the difference between the value of the shares of Preferred Stock otherwise issuable upon the exercise of a Right and the Purchase Price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional shares of Preferred Stock to permit the issuance of Preferred Stock upon the exercise in full of the Rights.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the Voting Power of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the Voting Power of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one one-thousandth of a share of Preferred Stock or one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) and in lieu thereof, an adjustment in cash will be made, based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the Voting Power of the outstanding Common Shares, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Preferred Stock purchasable upon the exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will be entitled to a preferred dividend equal to the greater of
(a) $1.00 or (b) 1,000 times any dividend declared on the Common Shares. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to $1,000 per share of Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions thereon. Each share of Preferred Stock will have 10,000 votes, voting together with the Common Shares. Notwithstanding the immediately preceding sentence, in the event that dividends on the Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, holders of the Preferred Stock shall have the right, voting as a class, to elect two of the Company's Directors. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per Common Share. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one one-thousandth of a share of Preferred Stock will be issuable. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement will be filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.